Exhibit 4.8

AMENDMENT NO. 5

TO

WINDSTREAM 401(k) PLAN

WHEREAS, Windstream Corporation (the “Company”) maintains the Windstream 401(k) Plan, established effective as of July 1, 2006, and as subsequently amended (the “Plan”); and

WHEREAS, the Company desires further to amend the Plan;

NOW THEREFORE, BE IT RESOLVED, that the Company hereby amends the Plan in the respects hereinafter set forth:

1. Effective as of January 1, 2007, Section 10.01(b) is amended to provide as follows:

(b)	For all purposes of the Plan other than with respect to Rollover Contributions or as provided in Section 10.01(c), each Eligible Employee shall become a Participant on the later of the date he becomes an Eligible Employee or the date that is six months after the date he first completes an Hour of Service, provided that his employment has not terminated and he remains an Eligible Employee on such date. Notwithstanding the foregoing:

(i)	A person who was an employee of Valor Communications Group, Inc. (or related entity) immediately prior to the merger with Alltel Holding Corp. and is an Eligible Employee as of the first day of the first payroll period for the Plan Year ending December 31, 2007, shall become a Participant on that first day of the first payroll period for the Plan Year ending December 31, 2007.

(ii)	A person who was an employee of The Concord Telephone Company (or related entity) immediately prior to the merger with Windstream Corporation and is an Eligible Employee as of the first day of the first payroll period for the Plan Year ending December 31, 2008, shall become a Participant on that first day of the first payroll period for the Plan Year ending December 31, 2008.

2. Effective as of September 4, 2007, a new paragraph (e) is added to the end of Section 15.05 of the Plan to provide as follows:

(e)	Nonspouse Beneficiary: In accordance with Section 402(c)(11) of the Code, a Beneficiary (other than a Spouse) of a deceased Participant may elect, at the time and in the manner prescribed by the Plan Administrator, to have any portion of a distribution described in Section 14.02 paid directly to an individual retirement plan (as described in Section 402(c)(8)(B)(i) or (ii)) specified by the Beneficiary in a direct rollover.

3. Effective as of November 30, 2007, a new Section B2.09 is added to Appendix B of the Plan to provide as follows:

B2.09	Vesting Provision for Yellow Pages Employees

The following provisions shall apply to each Employee who was an employee of Windstream Yellow Pages, Inc. or Windstream Listing Management, Inc. (collectively “Yellow Pages”) immediately prior to November 30, 2007 (i.e., the closing date of the Share Exchange Agreement with Welsh, Carson, Anderson & Stowe VIII, L.P., Welsh, Carson, Anderson & Stowe IX, L.P., WCAS Capital Partners III, L.P., Regatta Holding I, L.P., Regatta Holding II, L.P., and Regatta Holding III, L.P. (collectively “WCAS”)) and who either continued employment with Yellow Pages or became an employee of WCAS or another WACS’ affiliate on November 30, 2007 (a “Yellow Pages Employee”):

(a)	Employment by a Yellow Pages Employee with WCAS or a WCAS’ affiliate beginning November 30, 2007 (and ending with the date the Yellow Pages Employee’s employment with WCAS and all WCAS’ affiliates terminates) shall be considered to be employment with a member of the Controlled Group for purposes of determining the Years of Vesting Service of a Yellow Pages Employee.

(b)	Notwithstanding anything in Section B2.06 to the contrary, if a Participant who is a Yellow Pages Employee is not 100% vested in his Separate Account, the non-vested portion of his Separate Account shall be forfeited under Section B2.06 upon the earlier of (i) the end of the Plan Year in which the Participant incurs five consecutive one-year Breaks in Service or (ii) at the end of the Plan Year in which the Participant ceases to be employed by WCAS and all WCAS’ affiliates; provided that he has not subsequently become vested in his Separate Account in accordance with Section B2.09(a) or returned to employment with the Controlled Group prior to such date.

4. Effective as of December 28, 2007, a new Section 20.04 is added to the Plan to provide as follows:

20.04	Merger of The Concord Telephone Company Employees’ Savings Plan

(a)	Merger. Effective as of December 28, 2007, The Concord Telephone Company Employees’ Savings Plan (the “CT Plan”) shall be merged into and made a part of the Plan, and the trust fund maintained in connection with the CT Plan shall be added to the assets of the Trust Fund to be disposed of under the terms, conditions, and provisions of the Plan and the Trust. On and after December 28, 2007, the general provisions of the Plan shall govern with respect to the interests under the CT Plan of all persons except (i) as otherwise expressly provided in this Section 20.04 and (ii) to the extent the general provisions of the Plan are inconsistent with any provisions of the CT Plan that may not be eliminated under Section 411(d)(6) of the Code (and the regulations thereunder).

For purposes of clarity, the following forms of payment and in-service withdrawal provisions that were available under the CT Plan as in effect on December 28, 2007 shall be available under the Plan with respect to the Participant’s Separate Account attributable to the CT Plan (and, as applicable, attributable to a particular sub-account under the CT Plan):

(1)	On or after a Participant’s Settlement Date, single sum payment.

(2)	Periodic payments following severance from employment, but only for participants (or beneficiaries) who had commenced periodic payments under the CT Plan prior to January 1, 2002.

(b)	Accounts. As of December 28, 2007, Separate Accounts shall be established in accordance with the provisions of Section 11.07 in the name of each person who as of December 28, 2007 was a participant or beneficiary with an interest under the CT Plan (and for whom a Separate Account had not already been established). As of the date the assets of the trust fund of the CT Plan are received by the Trustee and deposited in the Trust Fund, there shall be credited to each such Separate Account or Sub-Account, as applicable, the value of such person’s prior separate account or sub-account of the corresponding type under the CT Plan as certified to the Plan Administrator by the plan administrator of the CT Plan.

(c)	Forfeitures. If a person who was a participant under the CT Plan (i) incurred a forfeiture under the CT Plan prior to December 28, 2007 (and such forfeiture has not previously been restored), (ii) resumes employment as an Employee under the Plan, and (iii) would have had the forfeiture restored under the CT Plan as in effect on December 28, 2007, such forfeiture shall be restored under the Plan in the same manner and under the same conditions as such forfeiture would have been restored under the CT Plan as in effect on December 28, 2007.

(d)	Beneficiary Designations. Effective as of December 28, 2007, each beneficiary designation under the CT Plan shall be void and have no further effect. Article XVII of the Plan shall apply to determine the beneficiary with respect to the Separate Accounts or Sub-Accounts established under Section 20.04(b) of the Plan (or previously established under the Plan).

IN WITNESS WHEREOF, the Company, by its duly authorized representative, has caused this Amendment No. 5 to the Windstream 401(k) Plan to be executed on this 28th day of December, 2007.

WINDSTREAM CORPORATION

By:	/s/ Robert R. Boyd
Title:	Member of the Benefits Committee